UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

(Mark One)
☑ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended DECEMBER 31, 2016

OR

☐ TRANSITION REPORT PURSUANT TO SECTION 15(d) OF
THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ____________ to ____________

Commission File Number 001-05672

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

ITT RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ITT INC.
1133 WESTCHESTER AVENUE
WHITE PLAINS, NY 10604

All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Trustees and Participants of the
ITT Retirement Savings Plan
White Plains, New York

We have audited the accompanying statements of net assets available for benefits of the ITT Retirement Savings Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016 in conformity with U.S. generally accepted accounting principles.

The supplemental Form 5500, Schedule H, Part IV, Line 4i - Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information presented in the supplemental schedule reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the supplemental schedule, we evaluated whether the supplemental schedule, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental schedule is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Crowe Horwath LLP

Crowe Horwath LLP
New York, New York
June 22, 2017

ITT RETIREMENT SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31	2016	2015
Total investments at fair value	$355,101,923	$328,288,954
Receivables:
Notes receivable from participants	8,364,322	8,144,357
Employer contributions	1,671,255	2,511,720
Participant contributions	—	411,324
Total receivables	10,035,577	11,067,401
Total assets	365,137,500	339,356,355
Administrative expenses payable	(43,200)	(69,462)
Net assets available for benefits	$365,094,300	$339,286,893
The accompanying Notes to Financial Statements are an integral part of the above Statements of Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the Year Ended December 31	2016
Investment activity:
Net appreciation in fair value of investments	$16,359,447
Dividend income	3,607,205
Total investment activity	19,966,652
Additions to net assets attributable to:
Interest income on notes receivable from participants	358,647
Contributions:
Participant contributions	19,764,325
Employer contributions	15,559,167
Participant rollover contributions	2,484,945
Total contributions	37,808,437
Total additions to net assets	58,133,736
Deductions from net assets attributable to:
Benefits paid to participants	(33,617,783)
Administration expense	(453,060)
Total deductions from net assets	(34,070,843)
Net change in net assets available for benefits prior to merger	24,062,893
Plan mergers	1,744,514
Total net change in net assets available for benefits	25,807,407
Net assets available for benefits - beginning of year	339,286,893
Net assets available for benefits - end of year	$365,094,300

The accompanying Notes to Financial Statements are an integral part of the above Statement of Changes in Net Assets Available for Benefits.

ITT RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2016 AND 2015

NOTE 1
DESCRIPTION OF THE PLAN
The following description of the ITT Retirement Savings Plan (the "Plan") is provided for general information purposes only. Participants should refer to the Plan document for more complete information.
General
The Plan is a defined contribution plan covering substantially all salaried and certain hourly U.S. employees of ITT Inc. (the "Company"). The Benefits Administration Committee, as appointed by the Board of Directors of the Company, controls and manages the operation and administration of the Plan. Great-West Trust Company ("Trustee") is the trustee of the Plan and Empower Retirement ("recordkeeper") serves as the Plan recordkeeper.
The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA") and the Internal Revenue Code ("IRC").
Eligibility
All full time salaried and certain hourly U.S. citizen employees of the Company are eligible to participate in the Plan upon hire and are automatically enrolled in the Plan. All part time and temporary U.S. citizen employees are eligible to participate upon completion of one year of service. One year of service is defined as completion of at least 1,000 hours of service in the twelve month period beginning on the date hired by the Company, or 1,000 hours of service in the course of any calendar year after the calendar year in which hired. All non-U.S. citizen employees are eligible to participate upon hire or when they begin working in the continental U.S. as an employee.
Participant Contributions
Participants are permitted to contribute 1% to 50% of their pre-tax or after-tax eligible pay during each pay period, subject to certain IRC limitations for highly compensated employees. Eligible pay is defined as base salary and any other compensation, such as overtime, shift differentials, regular commissions, regularly occurring incentive pay and differential wage payments, but does not include the cost of any public or private employee benefit plan, foreign service allowances, special bonuses or commissions, and other special pay or allowances of a similar nature.
Participants may elect to make pre-tax or after-tax contributions to the Plan and may direct those contributions into any investment option available within the Plan. In 2016, the maximum annual pre-tax contributions to the Plan is $18,000, except for participants that attain the age of 50 by December 31st who may elect to make an additional pre-tax "catch-up" contribution, not to exceed $6,000 during the calendar year. Participants may also contribute rollover amounts to the Plan representing distributions from other qualified defined benefit or defined contribution plans.
Participants are also able to make Roth 401(k) contributions. Roth 401(k) contributions are made on an after tax basis. Roth 401(k) contributions are eligible for Company matching contributions. The combined Roth 401(k) and pre-tax 401(k) contributions cannot exceed the annual IRS or Plan limits specified above. Distributions from the Roth 401(k) account are free from income tax, as long as it has been at least five tax years since the participant first made a Roth contribution to the Plan and the participant is at least age 59 1/2.
Employer Contributions
The Company makes a "matching" contribution equal to 50% of each participant’s elective contributions, up to 6% of eligible pay. The Company also provides a "core" contribution of 3% of eligible pay to participants whose age plus years of service as of January 1st of each year is less than 50 and provides a core contribution equal to 4% of eligible pay to participants whose age plus years of service is 50 or greater. In addition, a "transition credit" contribution is provided to certain participants that were employed by the Company prior to October 31, 2011, the date ITT spun off its' defense and water businesses, and who have a combined age plus years of service of 60 or greater on January 1st of each year. Participants whose age plus years of service is between 60 and 69 receive a 3% of eligible pay transition credit and participants whose age plus years of service is 70 or greater receive a 5% of eligible pay transition credit. Certain former ITT Engineered Valves - Lancaster Savings Plan employees eligible for transition credit receive up to a 2% of eligible pay transition credit. The transition credit contribution expired on October 31, 2016 but will continue for certain Lancaster union employees. The transition credit, paid in March 2017, was included in the year end Plan receivable totaling $1,428,779.

Participant Accounts
Each participant has an individual account, which is maintained by the Plan's recordkeeper, reflective of the participant’s contributions and withdrawals, the Company’s contributions, the participant's share of investment gains and losses based on the participant's investment direction, and an allocation of Plan administrative expenses. Plan expense allocations are based on account balances or participant earnings, as defined in the Plan document.
Investments
Participants direct the investment of their account balance into various investment options offered by the Plan. The Plan currently offers collective trust funds ("CTs"), mutual funds, a separately managed balanced fund consisting of equities and bonds, a separately managed ITT Stock Fund, and a self-directed brokerage account as investment options for participants. The ITT Stock Fund has been designated as an Employee Stock Ownership Plan ("ESOP"). Under the terms of the ESOP, plan participants are given the option to make an election regarding the dividends on all contributions (participant and company) that are invested in the ITT Stock Fund. These dividends, when declared, can either be reinvested in the Plan or paid in cash on a quarterly basis. Participants are allowed to invest a maximum of 20% of their total plan account balance in the ITT Stock Fund. On a daily basis, participants may transfer amounts between investment options subject to certain restrictions and fees.
Participants are entitled to exercise voting rights on the shares of ITT common stock held in the ITT Stock Fund. Prior to each annual or certain special meetings of ITT shareholders, the Trustee is required to notify participants of such voting rights and request instructions on how to vote shares held in the participant accounts. Once instructions are received, the Trustee votes whole and proportional shares as authorized. Shares with no valid voting instructions are voted in the same manner and in the same proportion as the shares that are voted.
Investment securities, in general, are exposed to various risks, such as interest rate risk, credit risk, and overall market volatility. Due to the level of risk associated with certain investment securities held by the Plan, it is reasonably possible that values realized at the time of sale could materially differ from amounts reported in the financial statements.
Vesting
Participants are immediately vested in their contributions and Company contributions, plus actual earnings thereon, except for certain former ITT Engineered Valves - Lancaster Savings Plan employees that vest over three years in their Company contributions.
Notes Receivable from Participants
The Plan allows participants to borrow from their accounts subject to certain limitations. Participants may have up to two loans outstanding at the same time and may borrow in increments of $1,000 up to an aggregate maximum equal to the lesser of $50,000 or 50% of their account balance. The loans are secured by the balance in the participant’s account and accrue interest at a rate equal to prime plus 1%. General purpose loan terms range from one to 60 months. If the loan is used for the purchase of a primary residence, the loan term can be for a period of up to 180 months. Principal and interest are paid ratably through monthly or quarterly payroll deductions. A terminated participant is not permitted to continue making loan repayments after separation and must either pay the loan in full within 90 days or default. If an active or terminated participant defaults, the outstanding loan balance is considered a taxable distribution. No new loans can be requested after termination of employment. Outstanding loans at December 31, 2016 have interest rates ranging from 4.25% to 9.50% and mature through November 2031.
Payment of Benefits
Upon termination of employment (including death, disability or retirement), if account balances are $1,000 or less, the participant or surviving beneficiary will receive a lump sum distribution. If account balances are greater than $1,000 but less than or equal to $5,000, and payment is not requested within 90 days following termination, account balances will be rolled over to an Individual Retirement Account in the participants name at Millennium Trust Company, LLC. If account balances exceed $5,000, the participant or surviving beneficiary may elect to leave the benefits in the Plan or have the benefits distributed through a lump sum, take installment distributions not to exceed a period longer than his or her life expectancy, or direct a rollover of the account balance to another qualified plan or individual retirement account. Participants must begin distribution of their account by no later than December 31 of the year in which they attain age 70 1/2.
Plan Termination
Although it has not expressed any intention to do so, the Company has the right under the Plan, in certain circumstances, to discontinue its contributions at any time and to terminate the Plan subject to the provisions set forth in ERISA. In the event that the Plan is terminated, participant balances would become immediately vested.

Plan Merger
In January 2016, the assets and notes receivable from the Industrial Tube, Electrofilm, and Acousticfab 401(k) plans ("collectively the "Merged Plans") were transferred into the Plan totaling $1,744,514. At that time, participant balances were transferred into the Plan and the former participants of the Merged Plans became participants in the Plan.
NOTE 2
SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
Basis of Accounting
The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").
Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, and changes therein. Actual results could differ from those estimates.
Investment Valuation and Income Recognition
The Plan’s investments are all stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.
Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividend income is recorded on the ex-dividend date. The net appreciation (depreciation) in fair value of investments includes both realized gains (losses) and unrealized appreciation (depreciation).
Notes Receivable from Participants
Notes receivables from participants are measured at their unpaid principal balance plus any accrued interest. Delinquent participant loans are reclassified as distributions based upon the terms of the Plan document. The financial statements include the delinquent loan balances until specifically written off. Form 5500 reflects the delinquent loans as distributions. See Note 7 for the reconciliation of the Plan's financial statements to Form 5500.
Administrative Expenses
Management fees and operating expenses charged to the Plan for investments in mutual funds and CTs are paid by participants via a portion of administrative fees charged by some investment managers which are reimbursed to the Trustee. Any management and operating fees not covered via the reimbursement are paid from the assets of the Plan and allocated to each participant based upon the asset balance in the participant's account.
Payment of Benefits
Benefit payments to participants are recorded upon distribution.

NOTE 3
INVESTMENTS
In measuring plan assets at fair value, a fair value hierarchy is applied which categorizes and prioritizes the inputs used to estimate fair value into three levels. The fair value hierarchy is based on maximizing the use of observable inputs and minimizing the use of unobservable inputs when measuring fair value. Classification within the fair value hierarchy is based on the lowest level input that is significant to the fair value measurement. The three levels of the fair value hierarchy are defined as follows:

•	Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities.

•
Level 2 inputs are other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly. Level 2 inputs include quoted prices (in non-active markets or in active markets for similar assets or liabilities), inputs other than quoted prices that are observable, and inputs that are derived principally from or corroborated by observable market data by correlation or other means.

•	Level 3 inputs are unobservable inputs for the assets or liabilities. The Plan did not have any investments classified as Level 3 as of December 31, 2016 or 2015.
The following is a description of the valuation methodologies used to measure Plan assets at fair value as of the measurement date.
CTs - Fair value is estimated based on net asset value ("NAV"), as provided by the Trustee, as a proxy to fair value. There are no unfunded commitments related to the CTs and investments in CTs can be redeemed on a daily basis without restriction and are not subject to redemption notification provisions.
Mutual funds - Valued at quoted market prices that represent the NAV of shares held by the Plan at the measurement date. Mutual funds are classified within level 1 of the fair value hierarchy.
Separately managed accounts - Valued based on underlying assets, which consist of cash equivalents, equities and U.S. government securities and corporate bonds held directly by the Plan.
•Equities - Common stock is valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
•Bonds - U.S. government securities are generally valued using matrix pricing or fair value is estimated using quoted prices of securities with similar characteristics. Corporate bonds are generally valued by using pricing models (e.g. discounted cash flows), quoted prices of securities with similar characteristics or broker quotes. These are classified within level 2 of the fair value hierarchy.
•Cash and cash equivalents are valued at NAV of shares held by the Plan at the measurement date. The cash and cash equivalents represent either a core holding in the Balanced Fund totaling $471,245 and $1,730,602, or temporarily uninvested funds held in a short-term money market within the ITT Stock Fund totaling $106,029 and $81,978 as of December 31, 2016 and 2015, respectively. These are classified within level 2 of the fair value hierarchy.
•Employer stock - The ITT Stock Fund is a separately managed account that invests primarily in ITT's common stock. The stock is traded on the New York Stock Exchange (NYSE) under the ticker symbol ITT and is valued at its quoted price. The NAV of the stock fund is computed based on the closing price of the common stock reported by the NYSE at the measurement date, plus the NAV of the short-term money market included in the stock fund, plus any receivables or payables, divided by the number of units outstanding. The employer stock portion of the fund is classified within level 1 of the fair value hierarchy and the remaining portion is classified within level 2.
Brokerage account - Securities held in the CISC Self-Directed Brokerage account are valued at the closing price reported on the major market on which the individual securities are traded at the measurement date. These are classified within level 1 of the fair value hierarchy.
The valuation methods described above may produce a fair value measurement that may not be indicative of net realizable value or reflective of future fair values. There have been no changes in the methodologies used as of December 31, 2016 and 2015. Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value could result in a different fair value measurement at the reporting date.

The following tables present the major categories of Plan assets measured at fair value by classification within the fair value hierarchy, as of December 31, 2016 and 2015:

	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Total
Investments at fair value - December 31, 2016:
CTs(a)	$—	$—	$256,207,493
Mutual funds	76,450,470	—	76,450,470
Separately managed accounts(b)	15,511,506	5,865,231	21,376,737
CISC Self-directed Brokerage Account	1,067,223	—	1,067,223
Total investments at fair value - December 31, 2016	$93,029,199	$5,865,231	$355,101,923
Investments at fair value - December 31, 2015:
CTs(a)	$—	$—	$238,249,285
Mutual funds	68,566,317	—	68,566,317
Separately managed accounts(c)	13,981,781	6,379,464	20,361,245
CISC Self-directed Brokerage Account	1,112,107	—	1,112,107
Total investments at fair value - December 31, 2015	$83,660,205	$6,379,464	$328,288,954

(a)
CTs are valued at NAV as a practical expedient and thus are not classified in the fair value hierarchy, but are included in the totals column to assist in reconciling to the Statements of Net Assets Available for Benefits.

(b)
Separately managed accounts at the 2016 measurement date identified as level 1 assets represent total equities and ITT common stock of $7,814,554 and $7,696,952, respectively. Level 2 assets represent total bonds of $5,287,957 and cash and cash equivalents held in the Balanced Fund and employer stock fund of $471,245 and $106,029, respectively.

(c)
Separately managed accounts at the 2015 measurement date identified as level 1 assets represent total equities and ITT common stock of $6,185,548 and $7,796,233, respectively. Level 2 assets represent total bonds of $4,566,884 and cash and cash equivalents held in the Balanced Fund and employer stock fund of $1,730,602 and $81,978, respectively.

NOTE 4
PARTY-IN-INTEREST TRANSACTIONS
Participant loans qualify as party-in-interest transactions and amounted to $8,364,322 and $8,144,357 as of December 31, 2016 and 2015, respectively.
The Plan held $7,696,952 and $7,796,233 of the Company’s stock in the ITT Stock Fund as of December 31, 2016 and 2015, respectively. In 2016, the net appreciation in the ITT Stock Fund was $620,171 and the Plan received Company stock dividends totaling $102,765.

NOTE 5
FEDERAL INCOME TAX STATUS
The Plan has filed for a tax determination letter and we received acknowledgment of our request on March 21, 2016. The Plan administrator and the Company believe that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and the Plan and the related trust are tax-exempt. The Plan expects to receive a determination letter in accordance with IRS Revenue Procedure 2007-44 in 2017.
The Company evaluates tax positions taken by the Plan and recognizes a tax liability if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2016 and 2015, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, there are currently no audits for any tax periods in progress. The earliest open tax year is 2014.

NOTE 6
SUBSEQUENT EVENTS
Plan management has evaluated events occurring after December 31, 2016 noting that effective January 1, 2017 the Wolverine Advanced Materials Salaried 401(k) Plan ("Wolverine Salaried") and the Wolverine Advanced Materials Hourly 401(k) Plan ("Wolverine Hourly") (collectively the "Wolverine Plans") merged in the Plan and former participants of the Wolverine Plans became participants in the Plan. On February 1, 2017, the Wolverine Hourly and Wolverine Salaried plan assets totaling $2,893,462 and $8,850,354, respectively, transferred into the Plan.

NOTE 7
RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500
The following is a reconciliation of net assets available for benefits reflected in the financial statements to the Plan’s Form 5500 as of December 31, 2016 and the net change in net assets pursuant to the financial statements to the Plan’s Form 5500 for the year end December 31, 2016.

Net assets available for benefits pursuant to the financial statements	$365,094,300
Less amounts deemed distributed for tax purposes	(274,216)
Net assets available for benefits pursuant to Form 5500	$364,820,084

Net change in net assets available for benefits prior to merger	$24,062,893
Amounts deemed distributed for tax purposes — December 31, 2016	(274,216)
Net increase pursuant to Form 5500	$23,788,677

ITT RETIREMENT SAVINGS PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
AS OF DECEMBER 31, 2016

Identity of Issuer	Description of Investment	Cost**	Current Value
T Rowe Price	T Rowe Price Stable Value Common Trust		$44,380,859
JPMorgan	JPMCB Smart Retirement 2025		40,327,568
JPMorgan	JPMCB Smart Retirement 2020		37,434,312
JPMorgan	JPMCB Smart Retirement 2030		32,515,069
JPMorgan	US SmartIndex		31,761,040
JPMorgan	JPMCB Smart Retirement 2015		23,552,370
JPMorgan	JPMCB Smart Retirement 2035		17,252,645
JPMorgan	JPMCB Smart Retirement 2040		8,365,325
JPMorgan	JPMCB Smart Retirement Income		8,344,191
JPMorgan	JPMCB Smart Retirement 2045		6,314,022
JPMorgan	JPMCB Smart Retirement 2050		5,960,092
Total collective trust funds			256,207,493
American Funds	American Funds New Perspective - R6		20,242,837
American Funds	American Funds Europacific Growth - R6		12,691,252
JPMorgan	JPMorgan Large Cap Growth - R5		10,429,011
Loomis Sayles	Loomis Sayles Value - Y		6,241,507
PIMCO	PIMCO Total Return - Admin		5,653,082
Vanguard	Vanguard Short Term Inflation Protected Index		6,405,937
Principal	Principal Mid Cap Blend-Inst		4,622,765
Dimensional Fund Advisors	DFA U.S. Targeted Value Portfolio		5,332,554
Hartford	Hartford Small Cap Growth HLS-IA		3,739,660
Dimensional Fund Advisors	DFA Emerging Markets		1,091,865
Total registered investment companies (mutual funds)			76,450,470
Alexion Pharmaceuticals Inc	Equity - Common		53,467
Allergan PLC	Equity - Common		102,275
Alphabet Inc	Equity - Common		138,928
Anadarko Petroleum Corp	Equity - Common		106,269
Apple Inc	Equity - Common		169,445
Bank of America Corp	Equity - Common		184,071
Benchmark Electronics Inc	Equity - Common		108,733
Biogen Inc	Equity - Common		109,178
Biomarin Pharmaceutical Inc	Equity - Common		85,822
Bristol-Myers Squibb Co	Equity - Common		141,659
Cadence Design Systems Inc	Equity - Common		62,873
Calatlantic Group Inc	Equity - Common		131,720
Carnival Corp	Equity - Common		130,879
Cavium Inc	Equity - Common		68,184
Cigna Corp	Equity - Common		128,455
Citigroup Inc	Equity - Common		121,594
Coach Inc	Equity - Common		137,687
Comcast Corp	Equity - Common		144,265
Conagra Brands Inc	Equity - Common		74,710
Constellium NV	Equity - Common		26,851
Continental Resources Inc	Equity - Common		62,673
Corecivic Inc	Equity - Common		114,722
CSRA Inc	Equity - Common		88,474
Diebold Inc	Equity - Common		108,799

Identity of Issuer	Description of Investment	Cost**	Current Value
Digitalglobe Inc	Equity - Common		117,436
Dover Corp	Equity - Common		63,691
Eaton Corp Plc	Equity - Common		69,505
Flir Systems Inc	Equity - Common		101,404
Fortinet Inc	Equity - Common		79,818
Frontier Communications Corp	Equity - Common		59,779
General Electric Co	Equity - Common		164,072
Goldman Sachs Group Inc/The	Equity - Common		210,716
Guidewire Software Inc	Equity - Common		75,031
Halliburton Co	Equity - Common		174,927
Hyatt Hotels Corp	Equity - Common		158,099
JPMorgan Chase & Co	Equity - Common		167,316
Juniper Networks Inc	Equity - Common		89,160
Live Nation Entertainment Inc	Equity - Common		140,741
Louisiana-Pacific Corp	Equity - Common		90,694
Merck & Co Inc	Equity - Common		64,859
Metlife Inc	Equity - Common		164,418
MGM Resorts International	Equity - Common		160,641
Microsoft Corp	Equity - Common		195,990
Mobile Mini Inc	Equity - Common		59,351
Mondelez International Inc	Equity - Common		89,886
Monsanto Co	Equity - Common		84,694
Morgan Stanley	Equity - Common		117,666
Noble Energy Inc	Equity - Common		131,992
Orbital Inc	Equity - Common		102,907
PG&E Corp	Equity - Common		107,450
Patterson Energy Inc	Equity - Common		115,944
Pfizer Inc	Equity - Common		109,652
PNC Financial Services Group Inc	Equity - Common		142,106
PTC Inc	Equity - Common		99,342
Royal Dutch Shell	Equity - Common		121,050
Ryder System Inc	Equity - Common		71,462
Schlumberger Ltd	Equity - Common		80,396
Seaworld Entertainment Inc	Equity - Common		66,331
Shire Plc Adr Usd	Equity - Common		109,384
Synchrony Financial	Equity - Common		79,794
Target Corp	Equity - Common		95,055
Tivo Corp	Equity - Common		48,091
Toll Brothers Inc	Equity - Common		62,372
Turning Point Brands Inc	Equity - Common		24,598
Twenty-First Century Fox Inc	Equity - Common		110,674
Union Pacific Corp	Equity - Common		150,647
United Technologies Corp	Equity - Common		97,343
Univar Inc	Equity - Common		128,005
Veeva Systems Inc	Equity - Common		64,103
Verint Systems Inc	Equity - Common		83,296
Viacom Inc	Convertible Preferred Stock		132,375
Voya Financial Inc	Equity - Common		61,340
Wendy's Co/The	Equity - Common		117,218
Total equities			7,814,554

Identity of Issuer	Description of Investment	Cost**	Current Value
Actavis	Bonds - Regular Debentures		87,139
Amgen Inc	Bonds - Regular Debentures		210,354
Anadarko Petroleum Corp	Bonds - Regular Debentures		168,587
Avnet Inc	Bonds - Regular Debentures		85,782
Comcast Corp	Bonds - Regular Debentures		158,471
EOG Resources Inc	Bonds - Regular Debentures		158,118
JPMorgan Prime Capital SHS	Cash & Cash Equivalents		471,245
Noble Energy	Bonds - Regular Debentures		177,231
US Treasury N/B	Bonds - Regular Debentures		865,928
US Treasury N/B	Bonds - Regular Debentures		677,328
US Treasury N/B	Bonds - Regular Debentures		620,527
US Treasury N/B	Bonds - Regular Debentures		546,438
US Treasury N/B	Bonds - Regular Debentures		401,625
US Treasury N/B	Bonds - Regular Debentures		333,665
US Treasury N/B	Bonds - Regular Debentures		300,661
US Treasury N/B	Bonds - Regular Debentures		251,342
US Treasury N/B	Bonds - Regular Debentures		244,761
Total bonds			5,759,202
*ITT Common Stock	ITT Common Stock		7,696,952
JPM Prime MM Fund	Cash & Cash Equivalents		106,029
Total employer stock			7,802,981
Total Separately managed accounts			21,376,737
CISC	CISC Self-directed Brokerage Account		1,067,223
Total self-directed brokerage accounts			1,067,223
Total investments at fair value			$355,101,923
*Notes receivable from participants interest rates from 4.25% to 9.50% maturing at various dates through 2031			$8,090,106
*    Represents a party-in-interest
**     Cost information is not required for member directed investments and, therefore, is not included.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

ITT RETIREMENT SAVINGS PLAN
(Name of Plan)

BY:	/s/ Steven Giuliano
Steven Giuliano
Vice President and Chief Accounting Officer
June 22, 2017

EXHIBIT INDEX

EXHIBIT NUMBER	DESCRIPTION	LOCATION

(23.1)	Consent of Independent Registered Public Accounting Firm	Filed herewith.